CORPORATE RESOLUTION AND
WRITTEN ACTION OF DIRECTORS

Upon this, the Written Action of the directors of SportsQuest, Inc., a publicly traded company, the following resolution and action has been taken:

RESOLVED that SportsQuest, Inc., a publicly traded company, does hereby declare a dividend to be paid and distributed effective this date, October 31, 2007, to each and every one of its shareholders of record all rights and interests in the form of a proportionate share of that Three Hundred Ninety Thousand (390,000) shares of Series A Convertible Preferred Stock with voting rights of the publicly traded company Greens Worldwide, Incorporated as follows:

A) SportsQuest has previously received in exchange for the assumption of certain three (3) year convertible notes for the benefit of Greens Worldwide Three Hundred Ninety Thousand (390,000) Preferred shares of Series A stock with voting rights which is convertible to common stock in Greens Worldwide Incorporated at a ratio of Six Hundred Forty(640) shares of common stock in Greens Worldwide to One (1) share of the Preferred Series A stock.

B) As a dividend to each of its record shareholders as of this date, SportsQuest is distributing to each holder of Thirty (30) shares of SportsQuest, One (1) share of the Preferred Series A stock in Greens Worldwide, Incorporated.

   i) If, as a result of this declaration of dividend a shareholder in SportsQuest is entitled to less than one (1), or entitled to a fractional interest in a share of the Preferred Stock of Greens Worldwide the dividend shall be calculated as a complete share or the next complete share and each shareholder in SportsQuest will be granted non-fractional interests in the Preferred Shares of Greens Worldwide, Inc. and the rights to conversion to Six Hundred Forty (640) shares appurtenant thereto.

ii) There are One Hundred Twenty Seven (127) current record shareholders in SportsQuest. The majority shareholder holds approximately 10 million of the approximately 11.8 million outstanding shares of SportsQuest. To avoid fractionalized interest in the Preferred Shares of Greens Worldwide to be distributed as a result of this declaration of dividend, up to One Hundred Twenty Six (126) shares of the Preferred Series A stock in Greens Worldwide will be set aside and, to the extent necessary, deducted from the dividend paid or distributed to the majority shareholder.

iii) The current value of this distribution is not readily calculable at this time but the shares are convertible to the common shares of stock in Greens Worldwide.

C. SportsQuest will prepare the appropriate transfer list and forward it to the transfer agent for Greens Worldwide to effect the distribution and record the transfer.

This Written Declaration and Corporate Resolution issued this 31st day of October, 2007.

Roy Thomas Kidd
Director

Richard Altmann
Director

IN WITNESS WHEREOF, I have affixed my name as secretary of said corporation and have caused the corporate seal of the corporation to be hereunto affixed on 10-31-, 2007.

Secretary

SEAL